

August 6, 2012

<u>Via E-mail</u>
Minhua Chen
Chief Executive Officer
China Yida Holding, Co.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P.R. China 350003

> **Re: China Yida Holding, Co.**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2011**
> **and Documents Incorporated by Reference**
> **Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended**
> **March 31, 2012**
> **Filed July 26, 2012**
> **File No. 001-34567**

Dear Mr. Chen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-K

Our Variable Interest Entity Agreements, page 4

1. We note your response to comment 1 from our letter dated June 14, 2012. Please explain your statement that "[t]he nature of the intercompany receivables and payables is to maintain the good relationship with banks." Explain what it is about the nature of the intercompany receivables and payables that leads to good relationships with the banks.

Also explain why Fujian Jiaoguang, a non-operating variable interest entity, has the bank accounts through which intercompany receivables and payables are made rather than one of the company's directly owned subsidiaries. Identify who is the legal representative of Fujian Jiaoguang, who has control over Fujian Jiaoguang's chops and who has access to the bank accounts, identifying their role, if any, with China Yida Holding, Co. Revise your disclosure to explain the role of Fujian Jiaoguang in the company and the risks that result from the fact that a variable interest entity rather than a directly owned subsidiary fills this role.

2. We also note that the intercompany receivables and payables referenced in your response to comment 1 do not address all of the assets and liabilities attributed to Fujian Jiaoguang. For example, the disclosure on page F-8 of your amended 10-K states that Fujian Jiaoguang had current liabilities of $10,011,732 as of December 31, 2011 and intercompany payables only represent $9,009,187 of that amount. Please explain the nature of the other assets and liabilities attributed to Fujian Jiaoguang.

Yunding Park, page 6

3. We note your response to comment 2 from our letter dated June 14, 2012 and your statement that there is no contractual arrangement indicating that Fujian Yida should receive the revenue from the Yunding Park ticket sales. However, your disclosure on page 6 indicates that "[u]nder the contractual arrangements with respect to Yunding Park, Fujian Yida is entitled to…" such payments. Please revise this disclosure in future filings.

Properties, page 27

4. We note your response to comment 4 from our letter dated June 14, 2012 and the new chart indicating that you have land use rights for the City of Caves, Yang-sheng Paradise, Ming Dynasty Entertainment World and Yunding Park locations. However, the disclosure immediately preceding the chart on page 27 indicates that you have not yet obtained land use rights for The Yang-sheng Paradise and Ming Dynasty projects. We also note your disclosure on page 16 that you have not yet entered into any definitive contracts with local governments for land-use rights except for those obtained from Yongtai County Municipal Bureau. Please explain these discrepancies.

   You may contact Dean Suehiro, Staff Accountant at (202) 551-3458 or Robert Littlepage, Accountant Branch Chief at (202) 551-3705 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Kathleen Krebs, Special Counsel at (202) 551-3702 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director

cc: Via E-mail
         Eric M. Stein, Esq.